

April 17, 2025

Omeed Malik
Chief Executive Officer
GrabAGun Digital Holdings Inc.
214 Brazilian Avenue, Suite 200-J
Palm Beach, FL 33480

Marc Nemati
President and Chief Executive Officer
Metroplex Trading Co LLC
200 East Beltline Road, Suite 403
Coppell, TX 75019

> **Re: GrabAGun Digital Holdings Inc.**
> **Registration Statement on Form S-4**
> **Filed March 21, 2025**
> **File No. 333-286021**

Dear Omeed Malik and Marc Nemati:

We have reviewed your registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-4 Filed March 21, 2025
Cover Page

1. Here and in the prospectus summary, please revise to include the Colombier sponsor compensation. Please refer to Items 1602(a)(3), 1604(a)(3), and 1604(b)(4) of Regulation S-K.

2. We note in the ninth paragraph you disclose the Colombier board determined the transactions were in the best interests of Colombier. Please disclose here whether the

Colombier board also determined that the transactions were advisable and in the best interests of its security holders. Please refer to Item 1606(a) of Regulation S-K.

Questions and Answers About the Colombier Extraordinary General Meeting
Dilution, page xxiii

3.   We note your disclosure here and elsewhere of the net tangible book value per share, as adjusted, for the following redemption scenarios – Assuming No Redemptions, Assuming 50% of Contractual Maximum Redemptions, and Assuming Contractual Maximum Redemptions. Please expand your disclosure to include at least four redemption scenarios that will reasonably inform investors of potential outcomes or explain why your scenarios constitute a sufficient range. Refer to Item 1604(c) of Regulation S-K and footnote 277 of SEC Release No. 33-11265.

4.   Please revise the title of the line items "net tangible book value per share as of December 31, 2024" disclosed in your dilution tables on page xxiii to describe the adjusted amounts as "net tangible book value per share, as adjusted, as of December 31, 2024." Refer to Item 1604(c) of Regulation S-K.

5.   We note your numerator adjustment for transaction expenses incurred by Colombier of $469 thousand. It appears the $469 thousand represents an amount already reflected in the historical financial statements. See pro forma adjustment D on page 65. If so, please explain (i) your inclusion of the adjustment and (ii) why it represents an increase to the numerator. Additionally, we note transaction expenses of $3,646 thousand that have not yet been reflected in the historical financial statements. Please explain why the numerator has not been adjusted to reflect the expected incurrence of such expenses. Refer to Item 1604(c) of Regulation S-K.

Summary of the Proxy Statement/Prospectus, page 1

6.   Please revise to disclose the background and material terms of the business combination. Refer to Item 1604(b)(1) of Regulation S-K. Additionally, please disclose the material factors that the Colombier board considered in making the determination to approve the business combination. Refer to Item 1604(b)(2) of Regulation S-K.

Risk Factors
There is no assurance that Colombier's diligence will reveal..., page 22

7.   We note your statement that "[i]n addition, charges of this nature may cause Pubco to violate leverage or other covenants to which it may be subject as a result of any financing that may be obtained following the Closing." To the extent that there is any currently anticipated financing, please revise to state as much, include the material terms and file any agreement as an exhibit. Please refer to Items 1602(b)(5) and 1604(b)(5) of Regulation S-K and Item 601(b)(10) of Regulation S-K.

Unaudited Pro Forma Condensed Combined Financial Information, page 62

8.   Please include, as a separate column in the pro forma financial statements, the historical financials of GrabAGun Digital Holdings Inc. (Pubco) showing its capital structure before and after the transaction. See Article 11 of Regulation S-X.

9.   Please tell us whether the $2.5 million transaction advisory service agreement fee disclosed in Note 9. Subsequent Events, on page F-40, has been given pro forma effect. If not, tell us why not.

Unaudited Pro Forma Condensed Combined Balance Sheet, page 65

10.   Refer to pro forma adjustments (G) and (H). Please tell us why it is appropriate to record the payment of $50 million Aggregate Cash Consideration and the issuance of $100 million Aggregate Stock Consideration as reductions to additional paid in capital.

Background of the Business Combination, page 94

11.   We note that Colombier formally evaluated approximately 50 business combination opportunities and ultimately entered into non-disclosure agreements with 12 potential target business. Please disclose how you narrowed the group from 50 to 12. Also please disclose how such introductions were made (for example, introductions via board members, officers, investment advisors, etc.)

12.   We note your statement that "Colombier and GrabAGun discussed and negotiated various terms contained in the Initial LOI and GrabAGun proposed revised terms related to, among other things, the aggregate cash consideration to be received by the GrabAGun Members and the closing condition regarding minimum transaction proceeds to GrabAGun." Please revise to elaborate on how the form of the initial consideration and $150 million valuation of GrabAGun were determined, including any material discussions or negotiations surrounding this topic. In this regard, we note you disclose the parties held calls and meetings between October 2, 2024, and October 29, 2024.

13.   We note that Colombier engaged Williams Mullen as firearms regulatory legal counsel. To the extent that there were any material discussions regarding such regulatory component, please revise to state as much. We also note that "Colombier management also met with other business contacts knowledgeable about the firearms industry and reviewed third-party reports and materials about the firearms, ammunitions and firearms accessories retail sector and about other public companies with similarities to GrabAGun's business." Please revise to disclose the identity of such contacts to the extent Colombier management relied upon them.

14.   Please revise to disclose the material nature of discussions that occurred on November 8 and 15, 2024 and revise to state the reasons needed to extend the exclusivity term of the LOI on December 3, 2024 and again on December 18, 2024. Additionally, please disclose the topic of any material negotiation between the parties regarding the Ancillary Agreements.

Colombier Board's Reasons for the Approval of the Business Combination, page 98

15.   Please revise to state whether the board considered the consideration, and whether the board determined that such consideration was fair to shareholders and the transactions were advisable and in the best interests of Colombier and its security holders. Refer to Item 1606(a) and (b) of Regulation S-K.

April 17, 2025
Page 4

16. Please revise to state whether or not:
 - the business combination transaction is structured so that approval of at least a majority of unaffiliated security holders of Colombier is required; and
 - a majority of the Colombier board who are not employees of Colombier retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the business combination and/or preparing a report concerning the approval of the business combination transaction.

 Refer to Item 1606(c) and (d) of Regulation S-K.

Colombier Financial Analysis, page 101

17. We note your statement that Colombier did not prepare, and did not request that GrabAGun prepare projections in connection with the proposed Business Combination. However, we also note that Colombier management used unaudited historical financial information provided by GrabAGun to derive a "historical year-over-year growth rate ('1 YR BR Growth Rate') for GrabAGun of approximately 9.2%." Please revise to include and describe the financial information and methodologies, assumptions, and limitations used to calculate the growth rate. Refer to Item 1609 of Regulation S-K. Additionally, please disclose whether any financial information used to determine the 1 YR BR Growth Rate changed after GrabAGun's financial statements were audited, and if any financial information did change, disclose whether the Colombier Board was notified, if you re-calculated the growth rate, and if not, why not. If applicable, please also disclose whether the Colombier Board considered any differing financial statements or growth rates in continuing to recommend the business combination. To the extent applicable, please revise your risk factor disclosure to speak to the risks in using unaudited financial statements in this context.

Guideline Company Analyses, page 103

18. We note the companies that were chosen for the Guideline Company Analyses by Colombier management, including the focus on market-leading e-commerce and tech-enabled services companies. However, we note that only one company is in a similar industry (AMMO, Inc.), and its key metrics are substantially lower in value than the other companies that were chosen. Such other companies appear considerably more advanced than both AMMO, Inc. and GrabAGun, including Uber, Booking Holdings, and Costco, as a few examples. In this light, we note the limitations highlighted on page 106. Please revise your disclosure to discuss why you did not select any recently listed companies that may be more similarly situated to GrabAGun's current position (revenue, financial, or other metric).

U.S. Federal Income Tax Considerations, page 140

19. Please revise this section to state, if true, that this section constitutes the opinion of counsel with respect to the conclusions regarding redemptions and the business combination. Refer to Section III.C.1 of Staff Legal Bulletin No. 19 dated October 14, 2011.

April 17, 2025
Page 5

Information About GrabAGun, page 170

20.   We note your statements that "GrabAGun is a leading digitally native and multi-brand eCommerce retailer of firearms, ammunition and related accessories" and "GrabAGun has established itself as a premier online gun platform, leveraging technology to provide a tech-first, superior eCommerce experience, specially catering to the next generation of firearms enthusiasts, sportsmen and defenders." Please revise to disclose how you measure "leading," "premier," and "superior" in these contexts (for example, based on revenue, number of products available and/or items sold, etc.).

21.   We note references to the 2A ecosystem, consolidating the 2A sector, and redefining the 2A sector. Please define the 2A sector, as you are using the term, and elaborate on the ways that you are or are planning to consolidate or redefine the 2A sector. In this light, we also note your statement on page 174 regarding your "ability to modernize operations, improve customer engagement, and streamline logistics will ensure sustained growth, increased profitability, and a stronger, more resilient industry that stands up to corporate censorship and capital market restrictions." Please provide a source or support for these conclusions.

22.   We note a number of statements regarding your tech-first approach to business, software, tech stack, AI-driven automation and compliance, New Inventory Program, AI-driven and AI-powered pricing, compliance automation, automated regulatory compliance support, as well as your statements that your software will lead to "increase speed to market and reduce costs." Please revise to elaborate on your current software, and specifically any AI capabilities. In this context, please define "AI" and provide examples on how it engages with pricing, inventory, compliance, and compliance support.

23.   We note your statement that you have "assembled a vast network of 42,000 trusted FFL holders that spans across the country, representing, we believe, based on 2024 data, approximately one third of the total number of FFLs in the United States." Please disclose how you assemble the network of FLL holders, define "trusted," and to the extent you vet such FLL holders, please revise to state as much and describe the procedures that you undertake. Revise your risk factors to reflect the material risks associated with your vast network of FLL holders. To the extent that your FFL holders pay fees to you, or vice versa, please state as much. Additionally, please name the source of the 2024 data. Where you state that firearms are "delivered to our customers' choice of third-party FLL holders" please clarify if true, that they are limited to the FFL holders in your network.

24.   With respect to your eGunbook Regulatory Management System, we note that "[i]f an error is detected, the item is placed on hold awaiting CSR/client remediation." Please define "CSR" and describe the type of client remediation, including how such remediation is conducted and validated. To the extent material, please revise your risk factors to address the material risks associated with these types of errors.

Addressable Market, page 173

25.   We note your statement that "[b]ased on reports released in September 2024 and October 2024, respectively, by independent industry research publisher IBISWorld

(the "IBISWorld Reports"), we believe total revenues generated by the U.S. firearms retail market in 2024 may have totaled as much as $25 billion." Please revise to clarify whether this number was based on the IBISWorld or your management. To the extent it was a combination of both, please revise to clarify the methodologies that your management used to contribute to this figure. Additionally, we note your statement that "the online firearms retail segment has seen significant expansion and we believe the shift to online sales will continue, as consumers increasingly prefer the convenience of purchasing firearms and ammunition online." Please provide a source as your reference to the IBISWorld report from August 2024 speaks to business conducted online generally, and not to the specific claims that you are making regarding the purchase of firearms and ammunition online.

Our Growth Strategy, page 174

26.   We note your statement that "[w]e will pursue strategic acquisitions of eCommerce retailers, distributors, and importers of firearms, ammunition, and related accessories." However, we also note your statement on page xxxi that "[i]f the Business Combination is consummated, the funds, remaining in the Trust Account after payment of the foregoing and any additional transaction expenses, if any ('Remaining Proceeds'), are expected to be used by Pubco for working capital and general corporate purposes." To the extent that you intend to use any Remaining Proceeds to pursue strategic acquisitions, please revise to state as much. Refer to Instruction 6 of Item Item 504 of Regulation S-K. To the extent there are any timelines or currently planned acquisitions, please revise to state as much.

Current Firearms, Ammunition and Accessories Product Offerings, page 175

27.   We note your statements that "[w]e work closely with top manufacturers to provide the latest firearms and best ammunition deals as soon as they hit the market, so our customers have access to the most advanced firearms technology available" as well as your statement on page 170 regarding your "collaborative business relationships and multi-brand vendor strategy ... ." Please revise to state whether you have agreements with manufacturers and if so, summarize the material terms and file as an exhibit. Refer to Item 601(b)(10) of Regulation S-K. We also note your statement on page 179 that "[f]irearms distributors that we work with provide priority fulfillment of high-demand products during supply shortages and hold inventory on our behalf." Please revise to state whether you provide such distributors with any payment or other compensation to receive such priority status.

Our Customer Base, page 178

28.   We note your statement that "[w]e offer a large selection of firearms, ammunition and related accessories to suit sportsmen and enthusiasts of all ages, backgrounds and experience levels through our easy-to-use business-to-consumer eCommerce platform" as well as your statement on page 170 regarding your strategy to capture "younger customers" and the "next generation of 2A enthusiasts." Please revise to clarify whether all of your products are offered to individuals of all ages. If not, please clarify the age range and note the relevant regulations, if any, that may prevent you from marketing to certain age ranges or marketing certain products. In this light, we

note your statement on page 103 that your business is subject to "media and advertising constraints." Similarly, please revise your risk factors accordingly.

29.   We note your statement that "[i]n 2024 and 2023, approximately 170,000 and 190,000 customers, respectively, purchased products through our eCommerce platform, and there are currently more than 1.25 million registered users with accounts on our site." Please revise to clarify how you measure customers, products purchased, and registered users on your eCommerce platform. Additionally, we note your statement that you sell at levels competitive with peer companies. Please revise to name such peer companies and tell us whether any of those peer companies, aside from AMMO, Inc., were used in your Guideline Company Selection. To the extent that they were not used, please revise to explain why not.

Inventory Management and Facilities, page 179

30.   We note your statement that "[w]e also have drop-shipment arrangements with many of our firearms distributors, in which products are shipped directly to FFL holders or customers rather than being processed by us, saving both time and shipping costs. These arrangements represented approximately 30% and 35% of total sales in 2024 and 2023, respectively." Please revise to describe the types of products that are distributed in this manner.

Marketing Strategy, page 179

31.   We note your statement regarding your marketing strategy that "[f]irearms retailers operate under stringent advertising restrictions that significantly limit the promotion of firearms products through traditional channels such as television, radio, and print media. As a result, digital engagement through social media, email marketing, and other direct-to-consumer channels has become increasingly vital for retailers in our industry." Please revise to state whether or not any advertising restrictions apply to your business through digital engagement.

Government Regulations and Compliance, page 182

32.   Please revise to include a cross-reference to the "Legal and Regulatory Risks" section of your Risk Factors.

Management's Discussion and Analysis of Financial Condition and Results of Operations of GrabAGun
Results of Operations, page 188

33.   Please expand your disclosure to provide quantified explanations for the changes in net revenues and gross profit margin from fiscal year 2023 to 2024. In doing so, describe and quantify the extent to which such changes are attributable to changes in prices or to changes in the amount of goods being sold. Refer to Item 303 of Regulation S-K.

Key Business Metrics, Selected Financial Data and Non-GAAP Reconciliation, page 189

34.   Please expand your disclosure of the non-GAAP financial measures to describe how management uses these non-GAAP measures. Refer to Items 10(e)(1)(i)(D) of Regulation S-K.

Metroplex Trading Company LLC (dba GrabAGun.com)
Notes to Financial Statements
3. Summary of Significant Accounting Policies
Revenue Recognition, page F-33

35.   Please provide us with your analysis regarding how you determined you are a principal in transactions involving "drop-ship" sales arrangements including an assessment of the indicators of control under ASC 606-10-55-39. Please revise your disclosure to provide your assessment of the indicators of control (i.e. primarily responsible for fulfilling the promise to provide the specified good or service, inventory risk, and price discretion).

General

36.   Please revise to include the information required by Item 1603 of Regulation S-K.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Scott Stringer at 202-551-3272 or Suying Li at 202-551-3335 if you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at 202-551-7127 or Dietrich King at 202-551-8071 with any other questions.

                                            Sincerely,

                                            Division of Corporation Finance
                                            Office of Trade & Services

cc: Meredith Laitner
        Spencer G. Feldman